Ecopetrol announces its results for the third quarter and the nine-month period ended September 30, 2012

•	The consolidated average production (Ecopetrol S.A. including interests in affiliates and subsidiaries) in the third quarter of 2012 increased by 1.6% compared to the same quarter of 2011.
•	Ecopetrol S.A.’s net income for the third quarter was COP$3,247.5 billion, equivalent to COP$78.99 per share.
•	Revenues, operating income, EBITDA and net income of Ecopetrol S.A. in the nine-month period ended September 30, 2012, increased by 10.0%, 3.7%, 4.1% and 2.3%, respectively, compared to the first nine months of 2011.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announced today its unaudited financial results, both consolidated and unconsolidated, for the third quarter and first nine months of 2012, prepared and filed in Colombian pesos (COP$) in accordance with the Public Accountancy Legal Framework (Regimen de Contabilidad Publica, RCP) of Colombia’s General Accounting Office.

Some figures in this report are presented in U.S. dollars (US$) where indicated. The tables shown in the body of this report have been rounded to one digit. Figures presented in COP$ billion are equivalent to COP$ one thousand million.

Ecopetrol S.A. Financial Results Highlights

Unconsolidated
(COP$ Billion)	3Q 2012 *	3Q 2011 *	Var. %	Jan-Sep 2012*	Jan-Sep 2011*	Var %
Total sales	14,228.7	14,133.4	0.7%	44,470.3	40,438.2	10.0%
Operating profit	4,913.0	6,273.5	(21.7)%	17,818.6	17,176.3	3.7%
Net Income	3,247.5	4,196.7	(22.6)%	11,266.2	11,015.7	2.3%
Earnings per share (COP$)	78.99	103.68	(23.8)%	274.00	272.16	0.7%
EBITDA	6,231.7	7,157.9	(12.9)%	21,407.6	20,565.0	4.1%
EBITDA Margin	44%	51%		48%	51%

Consolidated
(COP$ Billion)	3Q 2012 *	3Q 2011 *	Var. %	Jan-Sep 2012*	Jan-Sep 2011*	Var. %
Total sales	16,556.7	16,360.3	1.2%	51,093.8	47,049.9	8.6%
Operating profit	5,551.3	6,689.1	(17.0)%	19,250.3	18,445.8	4.4%
Net Income	3,227.3	4,153.0	(22.3)%	11,158.2	11,014.5	1.3%
EBITDA	6,914.6	7,693.3	(10.1)%	23,150.1	22,218.4	4.2%
EBITDA Margin	42%	47%		45%	47%

* Not audited, for illustration purposes only

In the opinion of Ecopetrol S.A.’s CEO, Javier Gutierrez:

“2012 has been a year in which Ecopetrol and its affiliates and subsidiaries have maintained their rate of growth despite facing challenges specific to the current industrial environment and our country. The company has made steady progress quarter after quarter in reaching the goals of our investment plan for 2020.

Among the important accomplishments for this quarter, I would like to highlight the three hydrocarbon discoveries, including one discovery in the Gulf of Mexico, higher production by our affiliates Equion and Savia, the signing of a long-term agreement for the export of heavy crude to India, the improved credit rating profile by Standard & Poors, Ecopetrol’s inclusion for a second consecutive year in the Dow Jones Sustainability World Index, the three technology patents awarded and the continued improvements in the HSE accident indexes.

We believe these accomplishments demonstrate that we are able to adapt to the environment. Our achievements in the quarter, as well as the belief that our operation is strong, give us the confidence we need to continue reporting good results for our nearly 500,000 shareholders.”

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Ecopetrol announces its results for the third quarter and the nine-month period ended September 30, 2012

Table of contents

I. Financial and operating results		4
a.	Availability of crude and products	4
b.	Ecopetrol S.A. sales volume	5
c.	Crude and product prices	6
d.	Financial results	7
e.	Ecopetrol S.A. cash flow	8
f.	Ecopetrol S.A. segment results	9
g.	Ecopetrol S.A. balance sheet	10
h.	Credit rating	10
II. Consolidated financial results[1]		11
III. Business aspects		13
a.	Investment plan	13
b.	Exploration	13
c.	Production	15
d.	Refining	16
e.	Transportation	18
f.	Biofuels	19
IV. Organizational consolidation, social corporate responsibility and corporate government		20
a.	Organizational consolidation	20
b.	Corporate responsibility	20
V. Conference calls		21
VI. Exhibits: Ecopetrol S.A.		22
VII. Exhibits: Subsidiaries results		28

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I. Financial and operating results

a.	Availability of crude and products

The availability of Ecopetrol S.A. crude and products is summarized in the following produced and purchased volumes:

Ecopetrol S.A. (unconsolidated)

Gross oil and gas production
(MBOED)	3Q 2012	3Q 2011	∆ (%)	Jan-Sep 2012	Jan-Sep 2011	∆ (%)
Crude Oil	583.6	575.2	1.5%	586.7	563.5	4.1%
Natural Gas	108.7	102.3	6.3%	110.1	99.3	10.9%
Total	692.3	677.5	2.2%	696.8	662.8	5.1%

(-) Royalties
(MBOED)	3Q 2012	3Q 2011	∆ (%)	Jan-Sep 2012	Jan-Sep 2011	∆ (%)
Crude Oil	87.8	87.5	0.3%	87.8	86.4	1.6%
Natural Gas	21.2	22.2	(4.5)%	21.4	21.1	1.4%
Total	109.0	109.7	(0.6)%	109.2	107.5	1.6%

(=) Net oil and gas production
(MBOED)	3Q 2012	3Q 2011	∆ (%)	Jan-Sep 2012	Jan-Sep 2011	∆ (%)
Crudo	495.8	487.7	1.7%	498.9	477.1	4.6%
Gas natural	87.5	80.1	9.2%	88.7	78.2	13.4%
Total	583.3	567.8	2.7%	587.6	555.3	5.8%

Local Purchase volume (MBOED)*	3Q 2012	3Q 2011	∆ (%)	Jan-Sep 2012	Jan-Sep 2011	∆ (%)
Crude Oil	201.4	190.8	5.6%	198.3	185.0	7.2%
Products	9.6	7.5	28.0%	10.1	6.7	50.7%
Natural Gas	12.8	40.2	(68.2)%	22.5	37.5	(40.0)%
Total	223.8	238.5	(6.2)%	230.9	229.2	0.7%

Imports volume (MBD)	3Q 2012	3Q 2011	∆ (%)	Jan-Sep 2012	Jan-Sep 2011	∆ (%)
Products	79.6	80.3	(0.9)%	91.8	74.3	23.6%

* Purchased volume includes royalties from Ecopetrol and other companies

The following are highlights of the third quarter:

•	Increased purchases of crude: larger purchases of royalties and crude oil diluents from other producers due to Colombia´s higher production.

•	Increased purchases of refined products: purchases of more jet fuel from Reficar S.A. in order to meet the increased Colombian demand in 2012 which rose 9.8%, and of naptha diluent given the higher production of heavy crude.

•	Decreased purchases of gas: starting January 2012, some gas producers signed commercialization agreements to sell royalties (Decree 2100 of 2011), reducing the availability.

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b.	Ecopetrol S.A. sales volume

The following is a summary of sales volume:

Ecopetrol S.A. (unconsolidated)

Sales volume

Local sales volume (MBOED)	3Q 2012	3Q 2011	∆ (%)	Jan-Sep 2012	Jan-Sep 2011	∆ (%)
Crude Oil	11.9	5.1	133.3%	10.1	3.8	165.8%
Natural Gas	52.7	71.3	(26.1)%	57.9	70.7	(18.1)%
Gasoline	63.1	63.5	(0.6)%	66.4	65.1	2.0%
Medium Distillates	115.1	110.5	4.2%	112.1	108.2	3.6%
LPG and propane	14.5	17.5	(17.1)%	15.5	16.4	(5.5)%
Fuel oil	2.1	0.5	320.0%	2.0	0.6	233.3%
Industrial and Petrochemical	13.8	13.9	(0.7)%	13.9	15.6	(10.9)%
Total Local Sales	273.2	282.3	(3.2)%	277.9	280.4	(0.9)%

Export sales volume (MBOED)	3Q 2012	3Q 2011	∆ (%)	Jan-Sep 2012	Jan-Sep 2011	∆ (%)
Crude Oil	425.7	429.3	(0.8)%	441.1	400.0	10.3%
Products	53.6	55.8	(3.9)%	53.0	55.8	(5.0)%
Natural Gas	15.8	28.2	(44.0)%	23.8	24.4	(2.5)%
Total Export Sales	495.1	513.3	(3.5)%	517.9	480.2	7.9%

Sales to free trade zone (MBOED)	3Q 2012	3Q 2011	∆ (%)	Jan-Sep 2012	Jan-Sep 2011	∆ (%)
Crude Oil	70.3	74.1	(5.1)%	70.2	76.1	(7.8)%
Products	2.9	1.0	190.0%	3.0	1.9	57.9%
Natural Gas	6.0	2.2	172.7%	4.7	2.4	95.8%
Total sales to free trade zone	79.2	77.3	2.5%	77.9	80.4	(3.1)%

Total sales volume	847.5	872.9	(2.9)%	873.7	841.0	3.9%

International market (58% of the third quarter of 2012 sales, 68% including sales to Free Trade Zone: Reficar S.A. and Celsia):

The reduction in volume exported by Ecopetrol was primarily the result of:

•	Natural gas:

o	Lower availability of Guajira gas, which has been used to meet Colombia’s high thermal demand.

o	Lower sales volume in accordance with Decree 2100 of 2011 (explained on page # 4).

•	Crude: Decreased availability of Castilla, South Blend and Caño Limón mainly due to delays in approval of environmental licenses and constraints in transportation systems.

The following is a summary of the main destinations of crude and product exports (does not include exports of natural gas to Venezuela). Highlights include the increase in crude sales to the United States and Far East, and of products to the Caribbean and Far East.

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Export destinations - Crudes
Destination	3Q12	3Q11	Jan-Sep2012	Jan-Sep2011
U.S. Gulf Coast	42.9%	68.1%	47.4%	48.6%
Far East	14.3%	6.5%	16.1%	15.5%
Central America	10.3%	3.3%	2.5%	5.5%
U.S. West Coast	7.7%	4.8%	9.0%	8.6%
Europe	7.4%	8.5%	3.4%	7.4%
Other U.S.	5.3%	0.6%	0.9%	2.1%
U.S. Atlantic Coast	3.9%	3.9%	2.8%	3.4%
Caribbean	3.2%	4.3%	9.4%	3.3%
Africa	2.3%	0.0%	0.5%	0.8%
South America	1.5%	0.0%	6.8%	4.0%
Canada	1.2%	0.0%	1.2%	0.8%
	100.0%	100.0%	100.0%	100.0%

Export destinations - Products
Destination	3Q12	3Q11	Jan-Sep2012	Jan-Sep2011
Caribbean	43.4%	42.4%	37.9%	35.1%
Far East	17.1%	7.6%	15.4%	4.0%
U.S. Atlantic Coast	11.2%	7.7%	10.3%	12.3%
Central America	9.5%	12.0%	8.3%	15.0%
U.S. West Coast	5.8%	0.0%	2.3%	0.4%
U.S. Gulf Coast	5.1%	12.4%	12.4%	18.5%
Africa	4.5%	2.4%	5.0%	0.8%
South America	2.0%	3.9%	1.6%	4.6%
Other U.S.	1.4%	9.7%	6.8%	7.0%
Europe	0.0%	1.9%	0.0%	2.2%
	100.0%	100.0%	100.0%	100.0%

Colombian Market (42% of third quarter sales, 32% excluding sales to Free Trade Zone: Reficar S.A. and Celsia):

The decrease in local sales volume in the third quarter of 2012 was primarily the net result of:

1)	Lower sales volume of the following products:

•	Natural gas: Ecopetrol no longer sold royalties from other producers’ fields (as explained in pg. 4).

•	Petrochemicals and industrial products: asphalt sales fell as demand for the product decreased because of a slowdown in paving operations in Colombia.

2)	Higher local sales volume of the following products:

•	Crude oil: higher demand for blends in the marine fuel market.

•	Medium distillates: increase in demand caused by the Colombia’s higher economic growth:

o	Diesel fuel: growth in the mining industry

o	Jet fuel: increase in flight frequencies

•	Fuel oil: higher volumes produced and available for sale.

c.	Crude and product prices

Prices	3Q 2012	3Q 2011	∆ (%)	Jan-Sep 2012	Jan-Sep 2011	∆ (%)
WTI (average) (US$/Bl)	92.2	89.8	2.7%	96.2	95.5	0.7%
Brent (average) (US$/Bl)	109.4	112.2	(2.5)%	112.2	111.6	0.5%
Export crude oil basket (US$/Bl)	101.4	96.3	5.3%	104.7	96.6	8.4%
Crudes sold to free trade zone* (US$/Bl)	106.7	107.4	(0.7)%	108.9	104.3	4.4%
Export products basket (US$/Bl)	96.2	98.8	(2.6)%	99.8	95.9	4.1%
Products sold to free trade zone* (US$/Bl)	52.2	97.0	(46.2)%	71.5	111.9	(36.1)%
Natural gas basket (US$/MMBTU)	6.0	5.3	13.2%	5.8	4.7	23.4%
Gas sold to free trade zone* (US$/MMBTU)	5.7	5.3	7.5%	5.6	4.5	24.4%

* Free trade zone = Reficar S.A.

Crude oil:

During the third quarter of 2012, the export basket price rose in comparison with the same period last year mainly because of higher crude prices of Castilla, Magdalena and Vasconia.

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During the third quarter of the year, the export basket of Ecopetrol crude was indexed to Brent (72%), Maya (24%), Platts No. 6 of 3% USGC (1%) and other (3%).

Products:

Product sales prices to Free Trade Zones declined as a result of the lower propylene price, which was caused by reduced demand for derivatives of this product.

d.	Financial results

Unconsolidated Income Statement
(COP$ Billion)	3Q 2012 *	3Q 2011 *	∆ (%)	Jan-Sep 2012*	Jan-Sep 2011*	∆ (%)
Local Sales	4,395.5	4,480.6	(1.9)%	13,622.5	13,066.6	4.3%
Export Sales	8,094.8	7,933.9	2.0%	25,690.6	22,208.8	15.7%
Sales to free trade zone	1,297.3	1,339.8	(3.2)%	3,940.3	4,082.9	(3.5)%
Sales of services	441.1	379.1	16.4%	1,216.9	1,079.9	12.7%
Total Sales	14,228.7	14,133.4	0.7%	44,470.3	40,438.2	10.0%
Variable Costs	6,654.0	5,651.1	17.7%	19,576.6	16,816.6	16.4%
Fixed Costs	2,111.3	1,636.9	29.0%	5,463.3	4,533.9	20.5%
Cost of Sales	8,765.3	7,288.0	20.3%	25,039.9	21,350.5	17.3%
Gross profit	5,463.4	6,845.4	(20.2)%	19,430.4	19,087.7	1.8%
Operating Expenses	550.4	571.9	(3.8)%	1,611.8	1,911.4	(15.7)%
Operating Profit	4,913.0	6,273.5	(21.7)%	17,818.6	17,176.3	3.7%
Non Operating Loss	(204.4)	(14.2)	1,339.4%	(1,164.4)	(844.6)	37.9%
Income tax	1,461.1	2,062.6	(29.2)%	5,388.0	5,316.0	1.4%
Net Income	3,247.5	4,196.7	(22.6)%	11,266.2	11,015.7	2.3%

Earnings per share (COP$)	78.99	103.68	(23.8)%	274.00	272.2	0.7%
EBITDA	6,231.7	7,157.9	(12.9)%	21,407.6	20,565.0	4.1%
EBITDA Margin	44%	51%		48%	51%

* Not audited, for illustration purposes only

Explanations for the main variations are the following:

Operating revenue for the third quarter of 2012 increased 1% compared to the same period of 2011, led primarily by a 5.3% increase in crude export prices, offset by a 3.5% decline in export volume and a 3.2% decrease in Colombian sales volume. The lower volumes were due to 1) production constraints mainly in July and August of 2012, and 2) delays in approval of environmental licenses.

Cost of sales in the third quarter of 2012 increased by 20.3% compared to the same quarter of 2011, due primarily to a 29% reduction in fixed costs, as a result of: 1) increased maintenance in wells and transport infrastructure, as well as maintenance in the Barrancabermeja refinery (COP$147 billion); 2) higher use of materials (COP$39 billion); and 3) non-capitalized project expenses (COP$73 billion). The increase in utilizations of contracted services (COP$131 billion) came from an increased subsoil activity, field support for new wells (Piedemonte), water management volumes and an increase in BSW (base sediment and water) mainly in the Rubiales and Quifa fields.

Variable cost rose 17.7% in the quarter particularly due to the “one time” reversal on the amortizable petroleum investment charge in the Chichimene field in the third quarter of 2011, amounting to COP$ 618 billion (lower costs of COP$ 410 billion and higher non financial revenues of COP$ 208 billion) which did not affect any other quarter results.

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Besides the accounting adjustment, the variations in variable costs are explained by: 1) higher price of purchased hydrocarbons (COP$315 billion), and 2) higher average cost of volume sold in the quarter (COP$417 billion) when adding transportation expenses in the cost allocation process.

Operating expenses fell 3.8% as compared to the same period of 2011, due primarily to the reduction in exploratory and project expenses (fewer dry wells and lower seismic study costs in the third quarter of 2012).

Operating margin in the third quarter of 2012 was 34.5% compared to 44.4% in the same period of 2011. If the “reversal” of the amortizable petroleum investment charge in the Chichimene had not taken place, the margin of the third quarter of 2011 would have been 41.5%.

The higher non-operating loss is explained primarily by 1) provisions from possible additional charges from self-generation and transmission of electric power in the partnership contracts of Cusiana, Cupiagua and Cravo Norte; and 2) lower exchange rate difference loss of COP$ 21 billion (revaluation of the Colombian peso vs. the U.S. dollar).

The following exhibit summarizes the segment net income of companies where Ecopetrol holds interest and whose profit/loss is accounted according to the equity method.

Equity Method: Net income per segment

(COP$ billion)

	3Q 2012	3Q 2011	Jan-Sep 2012	Jan-Sep 2011
Exploration and Production	141.2	22.3	495.1	371.9
Refining	9.1	31.4	(30.6)	48.9
Transportation	131.8	72.8	180.8	95.4
Corporate	29.1	7.9	76.4	57.0
Total	311.2	134.4	721.8	573.2

The decrease in the income tax provision in 2012 compared to the same quarter of 2011 was mainly the result of a 24.8% reduction in pre-tax earnings.

The lower volumes sold and the increase in costs were the drivers of a 22.6% decline in Ecopetrol’s net income compared to the second quarter of 2011. If the “one time” adjustment on the amortizable petroleum investment charge in the Chichimene field in the third quarter of 2011 had not taken place, the variation of the net income would had been minus 9.3%.

EBITDA in the third quarter of 2012 was COP$6,231 billion, equivalent to an EBITDA margin of 43.8%.

e.	Ecopetrol S.A. cash flow

COP$ Billion	3Q 2012	3Q 2011	Jan-Sep 2012	Jan-Sep 2011
Initial Cash	9,272.4	7,917.0	9,238.0	5,479.0
Cash generated from operations (+)	13,948.1	13,268.0	45,294.9	38,002.0
Cash used in operations (-)	(8,101.5)	(9,219.0)	(31,600.6)	(24,420.0)
Capex (-)	(2,485.4)	(2,549.0)	(5,689.3)	(7,182.0)
Acquisitions (-)	-	-	-	(769.0)
Dividend payments (-)	(3,500.0)	(1,943.0)	(8,419.3)	(3,926.0)
Equity offering (+)	3.0	235.0	169.8	235.0
New debt (+)	-	-	-	-
Other inflows (+/-)	193.7	236.0	1,110.3	822.0
Fx differences (+)	36.9	163.1	(736.7)	(132.9)
Final Cash	9,367.1	8,108.1	9,367.1	8,108.1

*For reporting purposes, balances in dollars are converted monthly to pesos at the average exchange rate. The initial cash position for each quarter is calculated based on the average rate for the first month and the final position is calculated based on the average rate for the last month of the respective quarter. ..

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As of September 30, 2012, Ecopetrol´s balance of cash and portfolio investments amounted to COP$9,367.1 billion (46% denominated in U.S. dollars). Of the outstanding balance, COP$ 2.56 trillion are earmarked to the payment of the third installment of the ordinary dividend, and COP$ 1.34 trillion to the payment of the extraordinary dividend of the Government during the fourth quarter of this year.

f.	Ecopetrol S.A. segment results

Quarterly Results by Segment

COP$ Billion	E&P		Refining & Petrochem.		Transportation		Supply and Marketing
	3Q-12	3Q-11	3Q-12	3Q-11	3Q-12	3Q-11	3Q-12	3Q-11
Domestic Sales	3,835.9	3,826.6	4,102.8	4,429.0	643.0	569.4	312.3	214.6
International Sales	5,596.7	5,242.8	816.0	886.2	-	-	2,979.4	3,144.7
Total Sales	9,432.6	9,069.4	4,918.8	5,315.2	643.0	569.4	3,291.7	3,359.3
Operating Income/Loss	4,925.6	5,708.9	(23.1)	146.9	13.0	165.5	(2.4)	252.2
Operating Margin	52.2%	62.9%	(0.5)%	2.8%	2.0%	29.1%	(0.1)%	7.5%
Net Income/Loss	3,306.2	4,020.5	(94.7)	(57.0)	65.1	146.5	(28.9)	86.7
Net Margin	35.1%	44.3%	(1.9)%	(1.1)%	10.1%	25.7%	(0.9)%	2.6%
EBITDA	6,004.1	6,394.1	108.6	264.5	119.6	245.6	(0.6)	253.7
Ebitda Margin	63.7%	70.5%	2.2%	5.0%	18.6%	43.1%	(0.0)%	7.6%

COP$ Billion	E&P		Refining & Petrochem.		Transportation		Supply and Marketing
	Jan-Sep 12	Jan-Sep 11	Jan-Sep 12	Jan-Sep 11	Jan-Sep 12	Jan-Sep 11	Jan-Sep 12	Jan-Sep 11
Domestic Sales	11,401.2	11,141.1	12,657.4	12,442.4	1,901.6	1,676.0	863.5	829.6
International Sales	17,504.4	14,835.2	2,481.5	2,626.2	-	-	9,644.9	8,830.3
Total Sales	28,905.6	25,976.3	15,139.0	15,068.6	1,901.6	1,676.0	10,508.4	9,659.9
Operating Income/Loss	17,288.0	15,811.0	(61.2)	259.5	409.2	546.6	182.4	559.5
Operating Margin	59.8%	60.9%	(0.4)%	1.7%	21.5%	32.6%	1.7%	5.8%
Net Income/Loss	11,449.8	10,656.4	(452.9)	(208.9)	251.9	408.9	17.3	159.3
Net Margin	39.6%	41.0%	(3.0)%	(1.4)%	13.2%	24.4%	0.2%	1.6%
EBITDA	20,201.1	18,613.3	318.0	605.4	696.5	782.2	192.0	564.2
Ebitda Margin	69.9%	71.7%	2.1%	4.0%	36.6%	46.7%	1.8%	5.8%

Note: The report by segment is based on transfer prices between business units, using as reference export parity prices. In line with the change in methodology, in 2011 a reclassification took place for the transportation segment, by which transportation services from third parties were allocated directly to the corresponding segment and were not booked as revenue for the transportation segment. Other figures of 2011 were also reclassified for reporting purposes.

Exploration and Production:

Revenues for the segment in the third quarter of 2012 exceeded those of the same quarter of 2011 owing largely to higher prices of crude. Despite the higher revenues, the segment’s operating and net results were lower primarily due to 1) the higher amortization and depletion costs, and 2) the higher hydrocarbon transported volumes.

Refining:

Although the Barrancabermeja refinery operation was stable and reliable throughout the quarter, the segment’s results in the third quarter of 2012 fell below those of the third quarter of 2011, due primarily to: 1) a reduction in refining margins as the result of lower selling prices of Colombian fuels, and 2) higher cost of feeds.

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Transportation:

The transportation segment posted higher revenue in the third quarter of the year than in the same period of 2011. However operating results were lower due to: 1) maintenance turnaround as part of the Integrity Program of storage facilities and pipelines; and 2) increased investments. The earnings of the affiliates had a positive impact on net results.

Supply and Market:

In the third quarter of 2012, revenues were lower than the same period a year ago due to a reduction in crude export volume. Operating and net results were lower primarily because of: 1) the increased costs of imported diluents; and 2) higher costs of transporting using tank trucks for purchased crude and diluent.

g.	Ecopetrol S.A. balance sheet

Unconsolidated Balance Sheet
(COP$ Billion)	September 30, 2012	June 30, 2012	∆ (%)
Current Assets	17,886.2	15,534.2	15.1%
Long Term Assets	72,625.6	71,172.6	2.0%
Total Assets	90,511.8	86,706.8	4.4%
Current Liabilities	20,347.7	20,028.7	1.6%
Long Term Liabilities	16,403.3	16,207.7	1.2%
Total Liabilities	36,751.0	36,236.4	1.4%
Equity	53,760.8	50,470.4	6.5%
Total Liabilities and Shareholders	90,511.8	86,706.8	4.4%

Debit Memorandum accounts	127,453.9	127,360.7
Credit Memorandum accounts	119,556.9	111,986.0

The main variation in assets was due to a COP$1,842 billion increase in cash and cash equivalents, and short-term investments as a result of the operational cash generation.

As of the end of September 2012, liabilities increased 1.4% compared to June of 2012, principally due to the COP$1,396 billion rise in the income tax provision, and accounts payable registration from the share subscription of Cenit Transporte y Logística de Hidrocarburos S.A.S.. Both increases were partially offset by the COP$3,500 billion July dividend payment.

Financial obligations accounted for 15.4% of total liabilities. The breakdown is the following: 1) a loan facility with Colombian banks with an outstanding balance of COP$1,776 billion; 2) Dollar denominated bonds for US$1.5 billion; 3) internal public debt bonds for COP$1.0 trillion; and 4) Gibraltar Gas Plant contract (BOMT) with a balance of COP$60.2 billion.

The 6.5% growth in equity is primarily the result of the net income in the third quarter of 2012.

h.	Credit rating

In August, the credit rating agency Standard & Poor’s revised its corporate credit and debt rating outlook on Ecopetrol S.A. from stable to positive, and affirmed its BBB- investment grade rating.

The improvement in Ecopetrol’s corporate rating outlook by Standard & Poor’s is consistent with the agency’s decision on August 15 to upgrade the Republic of Colombia’s outlook from stable to positive.

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The Standard & Poor’s report mentions that Ecopetrol’s rating is based on its stand-alone risk profile as well as the high likelihood that the Colombian government would provide the Company timely, sufficient and extraordinary support in case of financial distress. The improvement in the outlook reflects the possibility that the company’s credit rating would increase if the sovereign were to be upgraded.

II. Consolidated financial results1

The following are Ecopetrol’s consolidated financial statements:

Consolidated Income Statement
(COP$ Billion)	3Q 2012 *	3Q 2011 *	∆ (%)	Jan-Sep 2012*	Jan-Sep 2011*	∆ (%)
Local Sales	5,335.4	5,399.6	(1.2)%	16,283.4	15,699.0	3.7%
Export Sales	10,632.4	10,579.5	0.5%	33,227.4	30,071.4	10.5%
Sales of services	588.9	381.2	54.5%	1,583.0	1,279.5	23.7%
Total Sales	16,556.7	16,360.3	1.2%	51,093.8	47,049.9	8.6%
Variable Costs	7,641.9	6,826.6	11.9%	22,786.3	20,258.6	12.5%
Fixed Costs	2,587.4	2,058.1	25.7%	6,743.2	5,760.9	17.1%
Cost of Sales	10,229.3	8,884.7	15.1%	29,529.5	26,019.5	13.5%
Gross profit	6,327.4	7,475.6	(15.4)%	21,564.3	21,030.4	2.5%
Operating Expenses	776.1	786.5	(1.3)%	2,314.0	2,584.6	(10.5)%
Operating Profit	5,551.3	6,689.1	(17.0)%	19,250.3	18,445.8	4.4%
Non Operating Loss	(565.3)	(267.9)	111.0%	(1,865.8)	(1,595.1)	17.0%
Income tax	1,595.5	2,191.7	(27.2)%	5,850.6	5,716.0	2.4%
Minority interest	163.2	76.5	113.3%	375.7	120.2	212.6%
Net Income	3,227.3	4,153.0	(22.3)%	11,158.2	11,014.5	1.3%

EBITDA	6,914.6	7,693.3	(10.1)%	23,150.1	22,218.4	4.2%
EBITDA Margin	42%	47%		45%	47%

* Not audited, for illustration purposes only

The highest individual contributions to total sales (before eliminations) among affiliates during the third quarter of 2012 came from the Cartagena Refinery, with COP$1,755.8 billion; Hocol with COP$906.9 billion; Equión with COP$586.1 billion; Propilco S.A. with COP$349.2 billion; and Ocensa S.A. with COP$234.6 billion.

The affiliates with the highest net income were Equión, with COP$202.5 billion, ODL, with COP$164.6 billion, and Hocol, with COP$122.8 billion. The highest net losses were reported by Ecopetrol América Inc., with COP$71.8 billion, Ecopetrol Oleo e Gas do Brasil, with COP$13.6 billion, and, Reficar, with COP$11.7 billion.

1 For purposes of consolidation of the third quarter of 2012, in addition to Ecopetrol’s results, those of the following subsidiaries have been included:

Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., Hocol, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Pipelines Limited, Oleoducto de Colombia, Ocensa S.A., Reficar S.A., Oleoducto Bicentenario, Ecopetrol Capital A.G., Equión Energía Limited, Ecopetrol Global Capital SLU, Cenit Transporte and Logística de Hidrocarburos S.A.S. (“Cenit”).

The consolidated financial statements for the third quarter of 2011 include the following affiliates: Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., Hocol, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Transportation Company, Oleoducto de Colombia, Ocensa S.A., Reficar S.A., Oleoducto Bicentenario, Ecopetrol Capital A.G., Ecopetrol Transportation Investments Ltd., Equión Energía Limited (since January 24, 2011) and Ecopetrol Global Capital SLU.

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Ecopetrol del Perú, Ecopetrol Oleo & Gas do Brasil, Ecopetrol América and Bioenergy have not yet reported earnings either because they are in the pre-operating stage or are carrying out exploratory activities that have not yielded production (except for Ecopetrol América). A majority of the affiliates in the crude and product transport business generate earnings for the group by lowering transport costs.

By means of the equity participation method, Invercolsa contributed COP$ 15.2 billion, and Transgas de Occidente, COP$0.1 billion, while Serviport posted a loss of COP$ 0.1 billion.

EBITDA for the third quarter of 2012 was COP$6,914.6 billion, primarily as the result of the increase in sales cost, which represents an EBITDA margin of 42%.

Consolidated Balance Sheet

(COP$ Billion)	September 30, 2012	June 30, 2012	Δ (%)
Current Assets	23,255.5	19,949.8	16.6%
Long Term Assets	77,365.2	76,991.7	0.5%
Total Assets	100,620.7	96,941.5	3.8%
Current Liabilities	21,544.7	22,072.6	(2.4)%
Long Term Liabilities	23,123.2	22,352.8	3.4%
Total Liabilities	44,667.9	44,425.4	0.5%
Equity	53,328.6	50,058.0	6.5%
Minority interest	2,624.2	2,458.0	6.8%
Total Liabilities and Shareholders´ Equity	100,620.7	96,941.5	3.8%

Debit Memorandum accounts	133,899.1	133,394.9
Credit Memorandum accounts	124,074.6	116,494.6

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III. Business aspects

a.	Investment plan

Ecopetrol´s capex:

Capex (US$ million)
Business Segment	3Q 2012	Allocation by segment	3Q 2011	Δ (%)
Exploration	120.0	8.8%	28.0	328.6%
Production	840.1	61.6%	807.7	4.0%
Refining and Petrochemicals	86.3	6.3%	76.5	12.8%
Transportation	203.2	14.9%	255.2	(20.4)%
Supply and marketing	1.5	0.1%	0.5	200.0%
Subsidiaries	79.9	5.9%	152.4	(47.6)%
Acquisitions	0.3	0.0%	18.7	(98.4)%
Corporate	31.7	2.3%	19.7	60.9%
Total	1,363.0	100.0%	1,358.7	0.3%

Investments in the third quarter of 2012 were very similar to investments in the same period last year. However there was a 328.6% increase in the exploration segment due to the approval of more environmental licenses allowing: 1) drilling more exploratory wells, and 2) higher exploratory activity, mainly stratigraphic wells and seismic programs, primarily in the offshore.

b.	Exploration

Exploration in Colombia:

Ecopetrol S.A.:

Drilling in Colombia (A3/A2 and Stratigraphic)
Ecopetrol S.A.

	3Q- 2012				Jan-Sep 2012
Type of well	Number of wells	Hydrocarbon Presence *	In evaluation	Dry	Number of wells	Hydrocarbon Presence *	In evaluation	Dry
A3/A2	4	2	1	1	6	4	1	1
Stratigraphic	7	7	0	0	15	9	0	6**
Total	11	9	1	1	21	13	1	7

* Geological success; ** No geological success

During the third quarter of 2012, 7 appraisal wells (A1) were drilled, bringing the total to 24 wells (A1) from January to September 2012.

The following is a summary of wells drilled during the third quarter of 2012:

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Drilling summary (A3/A2 and Stratigraphic): 3Q-2012
Ecopetrol S.A.

	Type of well	Basin	Block	Well	Result
1	A3	VMM	PLAYÓN	AULLADOR-1	Hydrocarbon presence*
2	A3	LLA	CAÑO SUR	EMBRUJO-1 ST2**	Hydrocarbon presence*
3	A3	LLA	CAÑO SUR	RETO-1	Dry
4	A3	OFFSHORE	RC5	MAPALE-1	Under evaluation
5	Stratigraphic	LLA	CAÑO SUR	CUMANDAY-1	Hydrocarbon presence*
6	Stratigraphic	LLA	CAÑO SUR	CSE - X-12	Hydrocarbon presence*
7	Stratigraphic	LLA	CAÑO SUR	CSE-X-3	Hydrocarbon presence*
8	Stratigraphic	LLA	CAÑO SUR	CSE-X-4	Hydrocarbon presence*
9	Stratigraphic	LLA	CAÑO SUR	CSE X-14	Hydrocarbon presence*
10	Stratigraphic	LLA	CAÑO SUR	CSE X-11	Hydrocarbon presence*
11	Stratigraphic	LLA	CAÑO SUR	CSE X-9A	Hydrocarbon presence*

* Geological success

** Initially reported as an A1 well to the Ministry of Mines and Energy of Colombia but is in the process of being reclassified as A3 given the discovery of a new structure.

Hocol S.A.:

Drilling in Colombia (A3/A2 and Stratigraphic)
Hocol S.A.

	3Q- 2012				Jan-Sep 2012
Type of well	Number of wells	Hydrocarbon Presence *	Under evaluation	Dry	Number of wells	Hydrocarbon Presence *	Under evaluation	Dry
A3/A2	1	0	0	1	6	3	0	3
Stratigraphic	1	1	0	0	11	4	0	7**
Total	2	1	0	1	17	7	0	10

* Geological success; ** No Geological success

The following is a summary of wells drilled during the third quarter of 2012:

Drilling summary (A3/A2 and Stratigraphic): 3Q-2012
Hocol S.A.

	Type of well	Basin	Block	Well	Result
1	A3/A2	VIM	Perdices	Granate W1	Dry
2	Stratigraphic	LLA	CPO 16	8	Hydrocarbon presence*

* Geological success

Equión S.A.:

During the third quarter, the exploratory well Mapale-1 was drilled on Colombia’s Atlantic Coast and was under evaluation as of Septermber 30.

International exploration:

Ecopetrol del Brasil

During the third quarter, three exploration blocks were acquired in the Santos basin (BM-S-63, BM-S-71 and BM-S-72) with a pending approval by the National Petroleum Agency (Agencia Nacional de Petróleo, ANP). The well Sabiá was also drilled on block BM-S-72 but did not show evidence of hydrocarbons (to be expensed in the fourth quarter), and as of september 30 the Canário well (on block BM-S-63) was being drilled.

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Ecopetrol América Inc:

During the third quarter, the exploratory well Parmer was drilled, located in deep waters of the U.S. Gulf Coast of Mexico, showing evidence of hydrocarbons. At the end of the quarter, drilling had begun on the Dalmatian and Candy Bars wells, both located in the U.S. Gulf Coast of Mexico.

Savia:

During the third quarter, affiliate Savia Perú evaluated the results of the exploratory well Colan-1, which showed presence of hydrocarbons but was determined to be commercially unsuccessful.

c.	Production

Total production (Ecopetrol S.A. including interests in affiliates and subsidiaries)

Production

Ecopetrol S.A. gross oil and gas
production (mboed)	3Q 2012	3Q 2011	∆ (%)	Jan-Sep 2012	Jan-Sep 2011	∆ (%)
Crude Oil	583.6	575.2	1.5%	586.7	563.5	4.1%
Natural Gas*	108.7	102.3	6.3%	110.1	99.3	10.9%
Total	692.3	677.5	2.2%	696.8	662.8	5.1%

Hocol (mboed)	3Q 2012	3Q 2011	∆ (%)	Jan-Sep 2012	Jan-Sep 2011	∆ (%)
Crude Oil	23.4	30.5	(23.3)%	25.6	30.4	(15.8)%
Natural Gas	0.1	0.6	(83.3)%	0.3	0.5	(40.0)%
Total	23.5	31.1	(24.4)%	25.9	30.9	(16.2)%

Savia (mboed)	3Q 2012	3Q 2011	∆ (%)	Jan-Sep 2012	Jan-Sep 2011	∆ (%)
Crude Oil	6.1	5.7	7.0%	6.1	5.8	5.2%
Natural Gas	1.6	1.1	45.5%	1.4	1.1	27.3%
Total	7.7	6.8	13.2%	7.5	6.9	8.7%

Equion (mboed)	3Q 2012	3Q 2011	∆ (%)	Jan-Sep 2012	Jan-Sep 2011	∆ (%)
Crude Oil	10.4	8.2	26.8%	10.8	7.8	38.5%
Natural Gas	7.7	6.4	20.3%	7.2	6.2	16.1%
Total	18.1	14.6	24.0%	18.0	14.0	28.6%

Ecopetrol America-K2 (mboed)	3Q 2012	3Q 2011	∆ (%)	Jan-Sep 2012	Jan-Sep 2011	∆ (%)
Crude Oil	1.3	1.4	(7.1)%	1.7	1.7	0.0%
Natural Gas	0.2	0.1	100.0%	0.2	0.1	100.0%
Total	1.5	1.5	0.0%	1.9	1.8	5.6%

Ecopetrol including affiliates and
subsidiares	3Q 2012	3Q 2011	∆ (%)	Jan-Sep 2012	Jan-Sep 2011	∆ (%)
Crude Oil	624.8	621.0	0.6%	630.9	609.2	3.6%
Natural Gas	118.3	110.5	7.1%	119.2	107.2	11.2%
Total Group's production	743.1	731.5	1.6%	750.1	716.4	4.7%

* Gas production includes white products

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Production of Ecopetrol S.A.:

Production per type of crude*
	3Q 2012	3Q 2011	Δ (%)	Jan-Sep2012	Jan-Sep2011	Δ (%)
Light crudes	57.7	60.4	-4.5%	61.2	60.0	2.0%
Medium crudes	229.2	226.6	1.1%	227.7	231.6	-1.7%
Heavy crudes	296.7	288.2	2.9%	297.7	271.9	9.5%
Total	583.6	575.2	1.5%	586.6	563.5	4.1%

*Does not include subsidiary companies

Production of heavy crude oil accounted for 51% of total crude production. The following is a summary of the production of the main fields (Ecopetrol’s interest):

Ecopetrol´s production in main fields
(mboed)
	3Q 2012	3Q 2011	Δ (%)	2012	Jan-Sep2011	Δ (%)
Castilla	108.4	115.4	(6.0)%	110.5	110.8	(0.3)%
Rubiales	99.2	98.5	0.6%	99.2	91.5	8.4%
Guajira	58.4	62.2	(6.0)%	59.9	63.1	(5.0)%
Chichimene	42.6	28.3	50.5%	43.2	24.6	75.8%
Caño Limon	35.4	50.9	(30.6)%	33.0	50.3	(34.5)%
Mature fields (Magd. Valley)	28.9	16.2	78.4%	30.1	15.3	96.6%
Casabe	24.3	18.5	30.9%	22.9	17.7	29.5%
La Cira-Infantas	22.9	20.0	15.0%	21.7	19.2	12.8%
Apiay and other	22.1	22.6	(2.2)%	21.2	22.4	(5.2)%
Other heavy crude	15.4	15.5	(0.6)%	16.1	15.0	7.4%

Lifting costs of Ecopetrol S.A.:

Lifting cost per barrel produced for Ecopetrol S.A. in the period January-September 2012 was US$10.78 (based on the methodology approved by the U.S. Securities and Exchange Commission, which does not include royalties in the calculation of cost per barrel), an increase of US$1.28 per barrel compared to the same period last year, as a net result of:

•	Higher costs: +US$1.64 per barrel

1.	High price clauses in joint venture agreements (windfall profit clauses).

2.	Management and disposal of waters, due to the increase in total fluid levels and environmental restrictions.

3.	Increased industrial services owing to initiatives for the reactivation of wells.

4.	Increased maintenance to improve equipment reliability.

•	Revaluation of the Colombian peso vs. the U.S. dollar: +US$0.16 per barrel

•	Lower costs associated with the higher volume produced: -US$0.52 per barrel

d.	Refining

Barrancabermeja Refinery:

				Jan-Sep	Jan-Sep
Barrancabermeja Refinery	3Q 2012	3Q 2011	Δ (%)	2012	2011	Δ(%)
Refinery runs* (mbod)	235.7	226.8	3.9%	218.1	228.8	(4.7)%
Utilization factor (%)	83.4%	78.5%	6.2%	75.8%	81.3%	(6.8)%

* Includes volumes used in the refinery, not total volumes received.

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Both crude throughputs and the utilization factor at the refinery increased during the third quarter of 2012 compared to the same period of last year, due to mechanical reliability, and no major maintenance was required.

The modernization project was 12.3% complete as of the end of the third quarter. The other milestone was the start of the contract for the upgrade of the U-250 crude unit.

The master plan for industrial services reached a 52.2% progress as of the end of the third quarter, including five new compressors and seven refurbished compressors.

Costs and margins of the Barrancabermeja Refinery:

The refinery’s operating cash cost for the period January-September 2012 was US$6.18 per barrel, US$0.84 per barrel higher than the same period of last year, which was the result of higher costs generated by:

•	Scheduled turnarounds during the first semester of the year and a higher use of industrial services: +US$0.48 per barrel

•	Lower throughput due to maintenance during the first quarter of 2012: +US$0.27 per barrel

•	Revaluation of the Colombian peso vs. the U.S. dollar: +US$0.09 per barrel

				Jan-Sep	Jan-Sep
Barrancabermeja Refinery	3Q 2012	3Q 2011	Δ (%)	2012	2012	Δ (%)
Refining Margin (USD/bl)	13.9	15.7	(11.3)%	11.0	13.3	(17.4)%

Gross refining margin in third quarter 2012 decreased compared to the same period of last year due to higher refinery’s feedstock price (higher export prices of Ecopetrol´s crude, used as index for the feedstock).

Reficar S.A. (Cartagena Refinery):

				Jan-Sep	Jan-Sep
Cartagena Refinery	3Q 2012	3Q 2011	Δ (%)	2012	2011	Δ (%)
Refinery runs* (mbod)	74.2	75.1	(1.2)%	73.6	76.9	(4.3)%
Utilization factor ()%	78.6%	83.0%	(5.3)%	66.8%	84.0%	(20.5)%

* Includes volumes used in the refinery, not total volumes received

In the third quarter of 2012, the throughput and utilization factor decreased due to operating restrictions on the crude unit.

				Jan-Sep	Jan-Sep
Cartagena Refinery	3Q 2012	3Q 2011	Δ (%)	2012	2012	Δ (%)
Refining Margin (USD/bl)	5.7	11.5	(50.4)%	5.6	9.4	(40.4)%

The gross refining margin for the third quarter of 2012 decreased compared to the same period of last year due to a higher price of the refinery’s crude feedstock as a consequence of: 1) of a larger share of light crude, and 2) rising export prices of Ecopetrol, which are the used as index for the feedstock.

The expansion and modernization project reached a 71% progress as of September 30, 2012. The progress in each of the work streams was the following:

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•	Detailed engineering:	97.2%

•	Procurement	92.6%

•	Module construction:	100.0%

•	Construction (begun on October 2011):	31.3%

The project is expected to be finished during the first half of 2014.

e.	Transportation

Transported volumes:

				Jan-Sep	Jan-Sep
Transported volumes (mbod)	3Q 2012	3Q 2011	Δ (%)	2012	2011	Δ (%)
Crude	873.5	930.9	(6.2)%	895.2	912.0	(1.8)%
Refined Products	305.8	292.5	4.5%	303.4	283.2	7.1%
Total	1,179.3	1,223.4	(3.6)%	1,198.6	1,195.2	0.3%

During the third quarter of 2012, a lower volume of crude was transported in comparison with the same period of 2011, mainly as a result of: 1) reduced flow along the Apiay–Porvenir, Rubiales–Monterrey and Santiago–El Porvenir pipelines due to the emergency situation at the Porvenir station in August, suspending the operation of Segment II of Ocensa; 2) reduction in pumping in the 20” Vasconia–GRB Pipeline due to a flow restriction caused by a defect that affected discharge pressure; and 3) lower availability of the Caño Limón–Coveñas and Transandino systems.

The following are highlights of the third quarter of 2012:

•	Products: Increase in the capacity to transport solvent in the Sebastopol and Apiay product pipeline (from 53 to 90 mbod).

•	Crude oil: Completion of assembly and connection of the pumping units at the Paramo Station in preparation for their operation. These units will increase the Transandino System’s (OTA) capacity from 45 to 60 mbod.

Bicentenario Oil Pipeline:

General progress in project implementation was 59.4% by the end of the third quarter of the year (includes the Araguaney–Banadía line, Coveñas stations, and storage). The process of filling the Araguaney-Banadía Pipeline is expected to begin in the first half of 2013.

CENIT S.A.:

During the quarter, progress was made on two work streams:

1.	Transfer of Ecopetrol’s shares in Ocensa, ODC, ODL, OBC and Serviport to CENIT.
2.	Definition and implementation of logistical components required by the operation (hiring of personnel and IT solutions).

CENIT is expected to begin operations during the first quarter of 2013.

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Transportation costs:

The barrel/kilometer transport cost for the period January-September 2012 was COP$9.10/BKM, an increase of COP$2.03/BKM compared to the same period last year, mostly due to:

•	Higher costs of COP$2.09/BKM associated with: 1) the higher volumes of drag reducing agents; 2) maintenance turnaround to assure infrastructure reliability and integrity aimed at mitigating the effects of the harsh weather; 3) higher depreciations from new revamped systems, as well as new oil and multipurpose pipelines; 4) higher costs of studies and start-up projects to improve the management of existing infrastructure integrity.

•	Lower costs of COP$0.06/BKM from higher volumes transported

f.	Biofuels

Ecodiesel Colombia S.A.:

Biodiesel production in the third quarter of 2012 increased to 27,904 tons, 6.1% higher than production in the third quarter of last year as a result of: 1) optimization of raw material (CPO), and 2) the higher utilization factor of the plant.

Bioenergy S.A.:

As of September 30, 2012, the Bioenergy project reached a 56.2% progress (56.6% in its industrial component and 55.3% in its agricultural component).

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IV. Organizational consolidation, social corporate responsibility and corporate government

a.	Organizational consolidation

Health, Safety and Environment (HSE) performance:

HSE Index	3Q 2012	3Q 2011	Jan-Sep2012	Jan-Sep2011

Accident frequency index (accidents per million labor hours)	0.65	0.86	0.85	1.04

Environmental incidents*	5	13	23	30

* The number of incidents could change after the end of the quarter given that accidents and incidents could be reclassified depending on the final result of the investigations.

It’s important to highlight the historical minimum figure of the accident frequency index during the quarter.

Science and technology:

The following are the major milestones in the third quarter of 2012:

•	Ecopetrol was granted a patent by the Superintendence of Industry and Trade of Colombia for the technology invention “Intelligent tool for the detection of boreholes and interpretation of online data”.

•	Ecopetrol S.A. was granted two patents by the Russian government for inventing the following technologies designed for theft reduction: 1) “Tool for the safe removal of valves installed on pipelines”, and 2) “Feeder equipment and procedure for plugging fluid transport pipeline bypasses based on such equipment”.

b.	Corporate responsibility

Social investments:

During the first nine months of the year, COP$104,4 million was invested in developing social investment agreements, allocated as follows: 1) COP$40,1 million for education and culture, 2) COP$15,2 million for citizens and democracy; and 3) COP$49,1 million for regional competitiveness.

Dow Jones Sustainability Index:

For a second consecutive year, Ecopetrol S.A. was included in the Dow Jones Sustainability World Index. Ecopetrol is among the top 10% of companies with the best sustainability performance out of the 2,500 companies trading on stock exchanges, including four Colombian companies. The social, economic and environmental areas received higher scores in the 2012 assessment.

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V. Conference calls

Ecopetrol’s management will host two webcasts to review results for the third quarter of 2012:

Spanish	English
October 30, 2012	October 30, 2012
1:30 p.m. Bogota	3:00 p.m. Bogota
2:30 p.m. New York / Toronto	4:00 p.m. New York / Toronto

The webcast will be available on Ecopetrol’s website www.ecopetrol.com.co

Please access the site 10 minutes beforehand in order to download the necessary software. A copy of the webcast will remain available for one year following the live event.

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) is the largest company in Colombia based on revenue, profits, assets and net equity. Ecopetrol is the only Colombian vertically integrated crude oil and natural gas company with operations in Colombia, Brazil, Peru and the U.S. Gulf Coast. Its affiliates include the following companies: Propilco, Black Gold Re Ltd., Ecopetrol Oleo e Gas do Brasil Ltda., Ecopetrol America Inc., Ecopetrol del Perú S.A., Hocol, Equión Energía Limited, Andean Chemicals Limited, COMAI, Bioenergy S.A., ODL Finance S.A., ECP Global Energy, Ecopetrol Transportation Company, Ocensa S.A., Oleoducto de Colombia, Refinería de Cartagena, Ecopetrol Transportation Investment, Ecopetrol Capital AG, Oleoducto Bicentenario de Colombia S.A.S., and Cenit Transport and Logistics of Hydrocarbons S.A.S . (“Cenit”). Ecopetrol S.A. is one of the 50 largest oil companies in the world and one of the four main oil companies in Latin America. The company is majority owned by the Republic of Colombia (88.5)%, and its shares trade on the Bolsa de Valores de Colombia S.A. (BVC) under the ticker “ECOPETROL”, the New York Stock Exchange (NYSE) under the ticker “EC”, and the Toronto Stock Exchange (TSX) under the ticker “ECP”. The company divides its operations into four business segments as follows: 1) Exploration and Production, 2) Transport, 3) Refining & Petrochemicals, and 4) Supply and Marketing.

For more information on Ecopetrol, please visit www.ecopetrol.com.co

Forward-looking statements

This news release contains forward-looking statements related to the prospects of the business, estimates for operating and financial results, and growth forecasts of Ecopetrol. These are projections, and, as such, are solely based on the expectations of management concerning the future of the company and its continued access to capital to finance the company’s business plan. Such forward-looking statements depend, essentially, on changes in market conditions, government regulations, competitive pressures, performance of the Colombian economy and industry, among other factors; therefore, they are subject to change without prior notice.

Contact information:

Investor Relations Director

Alejandro Giraldo

Telephone: +571-234-5190

E-mail: investors@ecopetrol.com.co

Media relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

E-mail: mauricio.tellez@ecopetrol.com.co

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VI. Exhibits: Ecopetrol S.A.

Unaudited Income Statement

Ecopetrol S.A.

COP$ Million
	3Q 2012*	3Q 2011*	Δ (%)	2Q 2012*	Jan-Sep 2012*	Jan-Sep 2011*	Δ (%)
Income
Local Sales	4,395,549	4,480,550	(1.9)%	4,630,116	13,622,450	13,066,576	4.3%
Export Sales	8,094,825	7,933,934	2.0%	8,463,542	25,690,558	22,208,842	15.7%
Sales to free trade zone	1,297,320	1,339,827	(3.2)%	1,295,342	3,940,270	4,082,861	(3.5)%
Sale of Services	441,097	379,099	16.4%	407,131	1,216,947	1,079,865	12.7%
Total Income	14,228,791	14,133,410	0.7%	14,796,131	44,470,225	40,438,144	10.0%
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	3,371,585	3,056,687	10.3%	3,424,619	10,354,054	8,926,318	16.0%
Amortization and Depletion	867,518	486,979	78.1%	822,164	2,417,969	2,247,065	7.6%
Imported products	1,413,346	1,581,397	(10.6)%	1,887,354	5,154,701	4,392,357	17.4%
Hydrocarbon Transportation Services (1)	491,696	438,372	12.2%	503,186	1,507,389	1,241,434	21.4%
Inventories and other	509,820	87,686	481.4%	(151,077)	142,463	9,378	1,419.1%

Fixed Costs
Depreciation	335,018	288,993	15.9%	312,210	948,458	845,976	12.1%
Contracted Services	756,493	625,779	20.9%	716,081	2,084,702	1,730,009	20.5%
Maintenance	415,454	268,086	55.0%	328,492	964,441	725,078	33.0%
Labor Costs	253,222	232,497	8.9%	262,938	758,294	652,508	16.2%
Other	351,074	221,521	58.5%	201,902	707,403	580,376	21.9%
Total Cost of Sales	8,765,226	7,287,997	20.3%	8,307,869	25,039,874	21,350,499	17.3%
Gross Profits	5,463,565	6,845,413	(20.2)%	6,488,262	19,430,351	19,087,645	1.8%
Operating Expenses
Administration	149,130	161,272	(7.5)%	152,097	452,318	453,097	(0.2)%
Selling expenses (3)	286,816	207,114	38.5%	147,913	689,838	557,444	23.8%
Exploration and Projects	114,481	203,495	(43.7)%	186,996	469,620	900,797	(47.9)%
Operating Income/Loss	4,913,138	6,273,532	(21.7)%	6,001,256	17,818,575	17,176,307	3.7%
Non Operating Income (expenses)
Financial Income	646,260	1,295,202	(50.1)%	1,307,117	3,212,712	3,463,650	(7.2)%
Financial Expenses	(553,117)	(1,310,734)	57.8%	(1,212,166)	(3,199,755)	(4,030,572)	20.6%
Interest expenses	(94,198)	(55,532)	69.6%	(122,802)	(272,609)	(124,848)	118.4%
Non Financial Income	127,009	288,424	(56.0)%	204,290	500,188	748,345	(33.2)%
Non Financial Expenses	(641,488)	(365,940)	75.3%	(613,097)	(2,126,679)	(1,474,378)	44.2%
Results from Subsidiaries	311,150	134,341	131.6%	(33,349)	721,765	573,179	25.9%

Income before income tax	4,708,754	6,259,293	(24.8)%	5,531,249	16,654,197	16,331,683	2.0%
Provision for Income Tax	1,461,105	2,062,581	(29.2)%	1,855,770	5,388,017	5,315,963	1.4%
Minority interest
Net Income	3,247,649	4,196,712	(22.6)%	3,675,479	11,266,180	11,015,720	2.3%

EBITDA	6,231,682	7,157,924	(12.9)%	7,056,603	21,407,574	20,565,038	4.1%
EBITDA MARGIN	44%	51%		48%	48%	51%
EARNINGS PER SHARE	78.99	103.68	(23.8)%	89.39	274.00	272.16	0.7%

* Not audited, for illustration purposes only

(1)	For comparisons, were tranfered from commercial expenses the following: in 3Q-2011 COP$137 billion and in the first half of 2011 COL$317.3 billion corresponds to hydrocarbon transport.

In order to make comparisons, from 2011 onwards reclassifications were done within the cost of sales

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Unaudited Income Statement

Ecopetrol Consolidated

COP$ Million
	3Q-2012*	3Q-2011 *	Δ (%)	2Q-2012*	Jan-Sep 2012*	Jan-Sep 2011*	Δ (%)
Income
Local Sales	5,335,365	5,399,588	(1.2)%	5,590,008	16,283,352	15,698,961	3.7%
Export Sales	10,632,363	10,579,496	0.5%	10,406,605	33,227,421	30,071,432	10.5%
Sale of Services	588,946	381,206	54.5%	512,607	1,583,044	1,279,454	23.7%
Total Income	16,556,674	16,360,290	1.2%	16,509,220	51,093,817	47,049,847	8.6%
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	3,991,916	3,757,229	6.2%	3,452,230	11,957,341	10,907,171	9.6%
Amortization and Depletion	994,921	616,134	61.5%	976,666	2,871,457	2,633,746	9.0%
Imported products	2,004,988	2,254,830	(11.1)%	2,574,184	6,980,939	6,123,618	14.0%
Hydrocarbon Transportation Services	155,842	149,278	4.4%	377,385	780,987	627,349	24.5%
Inventories and other	494,275	49,152	905.6%	(15,473)	195,596	(33,284)	687.7%

Fixed Costs
Depreciation	495,400	453,905	9.1%	470,067	1,414,485	1,344,630	5.2%
Contracted Services	772,412	601,128	28.5%	723,556	2,115,451	1,650,352	28.2%
Maintenance	507,081	358,242	41.5%	391,739	1,217,251	1,025,548	18.7%
Labor Costs	275,825	308,669	(10.6)%	264,920	793,189	830,220	(4.5)%
Other	536,727	336,178	59.7%	325,768	1,202,808	910,111	32.2%
Total Cost of Sales	10,229,387	8,884,745	15.1%	9,541,042	29,529,504	26,019,461	13.5%
Gross Profits	6,327,287	7,475,545	(15.4)%	6,968,178	21,564,313	21,030,386	2.5%
Operating Expenses
Administration	210,919	227,910	(7.5)%	218,458	684,145	773,192	(11.5)%
Selling expenses	316,099	246,962	28.0%	197,996	783,942	646,763	21.2%
Exploration and Projects	249,087	311,640	(20.1)%	366,665	845,951	1,164,601	(27.4)%
Operating Income/Loss	5,551,182	6,689,033	(17.0)%	6,185,059	19,250,275	18,445,830	4.4%
Non Operating Income (expenses)
Financial Income	35,947	4,191,432	(99.1)%	2,012,010	3,984,027	6,668,981	(40.3)%
Financial Expenses	66,783	(4,255,792)	(101.6)%	(1,911,282)	(3,783,414)	(7,205,515)	47.5%
Interest expenses	(137,064)	(93,019)	47.4%	(175,415)	(415,243)	(236,382)	75.7%
Non Financial Income	155,253	282,012	(44.9)%	242,122	574,413	782,391	(26.6)%
Non Financial Expenses	(686,231)	(392,556)	74.8%	(586,685)	(2,225,538)	(1,604,579)	38.7%

Income before income tax	4,985,870	6,421,110	(22.4)%	5,765,809	17,384,520	16,850,726	3.2%
Provision for Income Tax	1,595,481	2,191,670	(27.2)%	2,009,931	5,850,569	5,715,990	2.4%
Minority interest	163,234	76,484	113.4%	98,737	375,713	120,163	212.7%
Net Income	3,227,155	4,152,956	(22.3)%	3,657,141	11,158,238	11,014,573	1.3%

EBITDA	6,914,600	7,693,295	(10.1)%	7,456,278	23,150,113	22,218,370	4.2%
EBITDA MARGIN	42%	47%		45%	45%	47%

Notes

* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statements though they do adjust to the methodology defined for this purpose.

This statement is not audited

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Balance Sheet

Unaudited

	Ecopetrol S.A.			Ecopetrol Consolidated
	September 30, 2012	June 30, 2012	Δ(%)	September 30, 2012	June 30, 2012	Δ (%)

COP$ Million

Assets
Current Assets
Cash and cash equivalents	4,722,551	4,063,131	16.2%	7,156,467	5,958,773	20.1%
Investments	1,783,845	600,592	197.0%	1,895,316	620,557	205.4%
Accounts and notes receivable	4,356,640	3,964,621	9.9%	5,481,692	4,983,644	10.0%
Inventories	2,586,242	2,723,353	(5.0)%	3,088,542	3,165,111	(2.4)%
Other	4,436,959	4,182,511	6.1%	5,633,436	5,221,695	7.9%
Total Current Assets	17,886,237	15,534,208	15.1%	23,255,453	19,949,780	16.6%
Non Current Assets
Investments	19,659,144	18,619,650	5.6%	4,589,264	6,253,321	(26.6)%
Accounts and notes receivable	1,533,390	1,597,526	(4.0)%	621,291	440,354	41.1%
Property, plant and equipment, net	20,848,404	20,422,903	2.1%	33,604,752	32,216,830	4.3%
Natural and environmental properties, Net	13,993,004	13,935,851	0.4%	16,844,097	16,456,955	2.4%
Resources delivered to administration	310,509	292,287	6.2%	321,666	321,666	0.0%
Other	16,281,103	16,304,410	(0.1)%	21,384,171	21,302,575	0.4%
Total Non Current Assets	72,625,554	71,172,627	2.0%	77,365,241	76,991,701	0.5%
Total Assets	90,511,790	86,706,835	4.4%	100,620,694	96,941,481	3.8%

Liabilities and Equity
Current Liabilities
Financial obligations	446,902	448,892	(0.4)%	1,887,481	921,243	104.9%
Accounts payable and related parties	12,641,532	13,752,469	(8.1)%	10,801,855	13,888,744	(22.2)%
Estimated liabilities and provisions	1,698,572	1,467,326	15.8%	2,525,520	2,264,872	11.5%
Other	5,560,697	4,360,013	27.5%	6,329,839	4,997,754	26.7%
Total Current Liabilities	20,347,703	20,028,700	1.6%	21,544,695	22,072,613	(2.4)%
Long Term Liabilities
Financial obligations	5,209,607	5,239,811	(0.6)%	10,876,029	9,962,701	9.2%
Labor and pension plan obligations	3,477,345	3,384,102	2.8%	3,486,082	3,392,839	2.7%
Estimated liabilities and provisions	4,089,402	3,998,027	2.3%	4,205,364	4,110,787	2.3%
Other	3,626,970	3,585,794	1.1%	4,555,697	4,886,495	(6.8)%
Total Long Term Liabilities	16,403,324	16,207,734	1.2%	23,123,172	22,352,822	3.4%
Total Liabilities	36,751,027	36,236,434	1.4%	44,667,867	44,425,435	0.5%
Minoritary Interest				2,624,208	2,458,035	6.8%
Equity	53,760,763	50,470,401	6.5%	53,328,619	50,058,011	6.5%

Total Liabilities and Shareholders' Equity	90,511,790	86,706,835	4.4%	100,620,694	96,941,481	3.8%

Memorandum Debtor Accounts *	127,453,882	127,360,652		133,899,071	133,394,876
Memorandum Creditor Accounts *	119,556,865	111,986,030		124,074,616	116,494,600

Notes

* Under Colombian GAAP, these accounts represent facts or circumstances from which rights or obligations could derive and affect the Company, however, these accounts are not included in the Balance Sheet

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Unaudited Cash Flow Statement

Ecopetrol S.A.

COP$ million	3Q 2012 *	3Q 2011 *	∆ (%)	2Q 2012 *	Jan-Sep 2012*	Jan-Sep 2011*	∆ (%)
Cash flow provided by operating activities:
Net income	3,247,649	4,196,712	(22.6)%	3,675,480	11,266,180	11,015,720	2.3%
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	1,462,408	1,088,944	34.3%	1,456,323	4,134,889	3,667,228	12.7%
Net provisions	256,217	(13,545)	1,991.6%	109,310	489,943	(61,029)	902.8%
Disposal of property, plant and equipment	13	1,921	(99.3)%	(36)	127	2,320	(94.5)%
Loss for disposal of property, plant and equipment	-	-	0.0%	-	-	-	0.0%
Loss for disposal of natural and environmental resources	-	-	0.0%	-	3,490	-	0.0%
Loss for disposal of other assets	78	20	290.0%	-	78	288	(72.9)%
Income (loss) from equity method on affiliated companies	(311,149)	(134,340)	131.6%	33,348	(721,765)	(573,179)	25.9%
Net changes in operating assets and liabilities:
Accounts and notes receivable	(577,331)	(1,619,376)	64.3%	(959,449)	(357,023)	(3,679,862)	90.3%
Inventories	137,954	59,917	130.2%	(84,014)	(178,789)	(188,276)	5.0%
Deferred and other assets	152,040	(169,525)	189.7%	(89,003)	547,183	(1,712,166)	132.0%
Accounts payable and related parties	102,380	(366,410)	127.9%	(497,657)	1,798,607	2,146,728	-16.2%
Taxes payable	1,166,604	1,602,787	(27.2)%	(4,771,670)	(2,220,898)	3,482,061	(163.8)%
Labor obligations	31,917	31,218	2.2%	28,097	17,654	20,080	(12.1)%
Estimated liabilities and provisions	(228,424)	35,810	(737.9)%	(68,270)	(411,968)	(57,880)	611.8%
Cash provided by operating activities	5,440,356	4,714,133	15.4%	(1,167,541)	14,367,708	14,062,033	2.2%

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	(2,300)	(55,809)	95.9%	-	(2,300)	(868,954)	99.7%
Purchase of investment securities	(1,157,185)	(71,606)	1516.0%	(444,395)	(8,472,896)	(9,657,535)	12.3%
Redemption of investment securities	1,556,177	(1,150,681)	235.2%	4,400,585	8,414,398	7,384,942	13.9%
Sale of property, plant and equipment	-	-	0.0%	-	-	-	0.0%
Investment in natural and environmental resources	(796,721)	(785,202)	(1.5)%	(1,009,181)	(2,347,903)	(2,179,718)	7.7%
Additions to property, plant and equipment	(825,278)	(1,808,792)	54.4%	(834,476)	(2,851,333)	(4,369,621)	34.7%
Net cash generated by investing activities	(1,225,307)	(3,872,090)	68.4%	2,112,533	(5,260,034)	(9,690,886)	45.7%

Cash flows from financing activities:
Financial obligations	(56,074)	151,475	(137.0)%	(173,986)	(301,376)	(53,367)	464.7%
Received from associates - capitalization	-	478,467	(100.0)%	-	-	478,494	(100.0)%
Dividends	(3,499,555)	(1,994,449)	75.5%	(4,919,777)	(8,386,790)	(3,915,703)	114.2%
Net cash used in financing activities	(3,555,629)	(1,364,507)	160.6%	(5,093,763)	(8,688,166)	(3,490,576)	148.9%

Net increase (decrease) in cash and cash equivalents	659,420	(522,464)	226.2%	(4,148,771)	419,508	880,571	(52.4)%
Cash and cash equivalents at the beginnig of the year	4,063,131	2,995,118	35.7%	8,211,902	4,303,043	1,592,083	170.3%
Cash and cash equivalents at the end of the year	4,722,551	2,472,654	91.0%	4,063,131	4,722,551	2,472,654	91.0%

NOTES:

* Not audited, for illustration purposes only.

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Unaudited Cash Flow Statement

Ecopetrol Consolidated

COP$ million	3Q 2012 *	3Q 2011 *	∆ (%)	2Q 2012 *	Jan-Sep 2012*	Jan-Sep 2011*	∆ (%)
Cash flow provided by operating activities:
Net income	3,227,155	4,152,954	(22.3)%	3,657,140	11,158,238	11,014,573	1.3%
Adjustments to reconcile net income to cash provided by operating activities:
Minority interest	163,234	-	100%	98,737	375,713	-	100%
Depreciation, depletion and amortization	1,738,912	1,389,785	25.1%	1,823,454	5,146,127	4,578,912	12.4%
Net provisions	261,764	(6,933)	3,875.6%	115,315	505,673	(52,382)	1,065.4%
Disposal of property, plant and equipment	-	-	0.0%	-	-	-	0.0%
Loss for disposal of property, plant and equipment	13	1,921	(99.3)%	(36)	127	2,320	(94.5)%
Loss for disposal of natural and environmental resources	(3,412)	-	(100.0)%	-	3,490	-	100.0%
Loss for disposal of other assets	3,490	20	17,350.7%	-	78	288	(72.9)%
Income (loss) from equity method on affiliated companies	(15,224)	(8,675)	75.5%	(31,611)	(68,759)	(88,220)	22.1%
Net changes in operating assets and liabilities:
Accounts and notes receivable	(954,023)	(1,256,620)	(24.1)%	(1,238,555)	(2,921,059)	(3,125,414)	6.5%
Inventories	78,077	(28,881)	370.3%	(130,480)	(320,274)	(411,419)	22.2%
Deferred and other assets	48,745	55,058	(11.5)%	(167,193)	180,555	(550,588)	132.8%
Accounts payable and related parties	(2,222,230)	(4,316)	51,388.2%	(16,347)	127,031	2,614,100	(95.1)%
Taxes payable	1,261,123	1,821,745	(30.8)%	(4,673,081)	(2,430,485)	2,262,971	(207.4)%
Labor obligations	39,681	47,036	(15.6)%	38,067	9,977	40,311	(75.2)%
Estimated liabilities and provisions	(434,251)	(344,467)	26.1%	(654,436)	(487,425)	252,426	(293.1)%
Cash provided by operating activities	3,193,053	5,818,627	(45.1)%	(1,179,026)	11,279,007	16,537,878	(31.8)%

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	-	(55,809)	(100.0)%	-	-	(868,954)	100.0%
Purchase of investment securities	(1,159,485)	(71,606)	(1,519.3)%	(444,395)	(8,475,196)	(9,657,535)	12.2%
Redemption of investment securities	3,873,231	(879,199)	540.5%	4,700,983	11,048,488	7,769,130	42.2%
Sale of property, plant and equipment	-	-	0.0%	-	-	-	0.0%
Investment in natural and environmental resources	(1,198,543)	(1,026,393)	16.8%	(1,171,691)	(3,911,387)	(3,359,230)	16.4%
Additions to property, plant and equipment	(1,869,633)	(2,969,425)	37.0%	(2,136,508)	(5,154,355)	(7,225,287)	28.7%
Net cash used in investing activities	(354,430)	(5,002,432)	(92.9)%	948,389	(6,492,450)	(13,341,876)	51.3%

Cash flows financing activities:
Minority interest	2,939	128,403	(97.7)%	(430)	(4,136)	734,381	(100.6)%
Financial obligations	1,855,686	(117,505)	1,679.2%	718,315	4,175,208	48,626	8,486.4%
Received from associates - capitalization	-	478,467	(100.0)%	-	-	478,494	(100.0)%
Dividends	(3,499,555)	(1,994,449)	75.5%	(4,919,777)	(8,386,790)	(3,915,703)	114.2%
Net cash used in financing activities	(1,640,930)	(1,505,084)	9.0%	(4,201,892)	(4,215,718)	(2,654,202)	58.8%

Net increase (decrease) in cash and cash equivalents	1,197,694	(688,889)	273.9%	(4,432,529)	570,839	541,800	5.4%
Cash and cash equivalents at the beginnig of the year	5,958,773	4,957,467	20.2%	10,391,302	6,585,628	3,726,778	76.7%
Cash and cash equivalents at the end of the year	7,156,467	4,268,578	67.7%	5,958,773	7,156,467	4,268,578	67.7%

Notes

* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements the end of each fiscal year, therefore the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statement, though they do adjust to the methodology defined for this purpose.

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Calculation and Reconciliation of EBITDA

Ecopetrol S.A.

COP$ Millions	3Q 2012 *	3Q 2011 *	∆ (%)	2Q 2012*	Ene-Sep 2012*	Ene-Sep 2011*	∆ (%)
EBITDA CALCULATION
Operating income	4,913,138	6,273,532	-21.7%	6,001,256	17,818,575	17,176,307	3.7%
Plus: Depreciations, depletions and amortizations	1,318,544	884,392	49.1%	1,055,347	3,588,999	3,388,731	5.9%
UNCONSOLIDATED EBITDA	6,231,682	7,157,924	-12.9%	7,056,603	21,407,574	20,565,038	4.1%

RECONCILIATION NET INCOME TO EBITDA
Net Income	3,247,649	4,196,712	-22.6%	3,675,480	(3,212,712)	11,015,720	2.3%
Depreciations, depletions and amortizations	1,318,544	884,392	49.1%	1,055,347	3,472,364	3,388,731	5.9%
Financial income	(646,260)	(1,295,202)	-50.1%	(1,307,117)	(500,188)	(3,463,650)	-7.2%
Financial expenses	647,315	1,366,266	-52.6%	1,334,968	2,126,679	4,155,420	-16.4%
Non financial income	(127,009)	(288,424)	-56.0%	(122,647)	(500,188)	(748,345)	-33.2%
Non financial expenses	641,488	365,940	75.3%	531,454	2,126,679	1,474,378	44.2%
Results in subsidiaries	(311,150)	(134,341)	131.6%	33,348	(721,765)	(573,179)	25.9%
Provision for income tax	1,461,105	2,062,581	-29.2%	1,855,770	5,388,017	5,315,963	1.4%
UNCONSOLIDATED EBITDA	6,231,682	7,157,924	-12.9%	7,056,603	21,407,574	20,565,038	4.1%

Ecopetrol Consolidated

COP$ Millions	3Q 2012 *	3Q 2011 *	∆ (%)	2Q 2012*	Ene-Sep 2012*	Ene-Sep 2011*	∆ (%)
EBITDA CALCULATION
Operating income	5,551,182	6,689,032	-17.0%	6,185,059	19,250,275	18,445,830	4.4%
Plus: Depreciations, depletions and amortizations	1,583,182	1,180,633	34.1%	1,481,535	4,564,505	4,277,688	6.7%
Minority interest	(219,764)	(176,370)	24.6%	(210,316)	(664,667)	(505,147)	31.6%
CONSOLIDATED EBITDA	6,914,600	7,693,295	-10.1%	7,456,278	23,150,113	22,218,370	4.2%

RECONCILIATION NET INCOME TO EBITDA
Net income	3,227,155	4,152,955	-22.3%	3,657,141	11,158,238	11,014,573	1.3%
Depreciations, depletions and amortizations	1,583,182	1,180,633	34.1%	1,505,722	4,564,505	4,277,688	6.7%
Financial income	(20,724)	(4,191,433)	-99.5%	(1,980,444)	(3,913,870)	(6,668,981)	-41.3%
Financial expenses	70,282	4,348,811	-98.4%	2,086,743	4,197,258	7,441,897	-43.6%
Non financial income	(170,477)	(282,011)	-39.5%	(267,950)	(644,570)	(782,391)	-17.6%
Non financial expenses	686,231	392,556	74.8%	556,714	2,226,937	1,604,579	38.8%
Minority interest on net income	163,234	76,485	113.4%	98,737	375,713	120,163	212.7%
Provision for income taxes	1,595,481	2,191,670	-27.2%	2,009,931	5,850,569	5,715,990	2.4%
Minority interest on Ebitda	(219,764)	(176,370)	24.6%	(210,316)	(664,667)	(505,147)	31.6%
CONSOLIDATED EBITDA	6,914,600	7,693,295	-10.1%	7,456,278	23,150,113	22,218,370	4.2%

* Not audited, for illustration purposes only

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VII. Exhibits: Subsidiaries results

Note: The financial statements of subsidiaries are not audited.

Exploration and Production

1.	Hocol

Income Statement

(COP$ Billion)	3Q 2012	3Q 2011	Jan-Sep 2012	Jan-Sep 2011
Local Sales	0.6	3.3	3.3	6.2
Export Sales	906.3	905.9	2,912.2	2,694.4
Total Sales	906.9	909.2	2,915.5	2,700.6
Variable Costs	569.8	574.5	1,921.3	1,670.4
Fixed Costs	102.8	117.9	315.7	322.8
Cost of Sales	672.6	692.4	2,237.0	1,993.1
Gross profit	234.3	216.8	678.5	707.4
Operating Expenses	54.5	54.6	168.6	110.3
Operating Profit	179.8	162.2	509.9	597.1
Profit/(Loss) before taxes	183.0	171.5	546.0	634.3
Income tax	60.2	57.2	160.4	207.2
Net Income/Loss	122.8	114.3	385.6	427.1

TOTAL EBITDA *	222.2	243.1	703.5	820.4
EBITDA margin	25%	27%	24%	30%
EBITDA to EC GROUP**	222.2	243.1	703.5	820.4

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
(COP$ Billion)	As of September 30, 2012	As of June 30, 2012
Current Assets	996.3	1,059.9
Long Term Assets	1,711.2	1,628.5
Total Assets	2,707.5	2,688.4
Current Liabilities	674.1	485.0
Long Term Liabilities	153.6	148.6
Deferred taxes	-	-
Total Liabilities	827.7	633.6
Equity	1,879.8	2,054.8
Total Liabilities and Shareholders´ Equity	2,707.5	2,688.4

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2.	Savia Peru

Income Statement

US$ million	3Q 2012	3Q 2011	Jan-Sep 2012	Jan-Sep 2011
Local Sales	111.7	107.8	351.9	308.6
Export Sales	-	-	-	-
Sales of services	-	(5.6)	-	-
Total Sales	111.7	102.2	351.9	308.6
Variable Costs	28.6	24.4	86.7	108.9
Fixed Costs	33.4	13.6	90.0	40.0
Cost of Sales	62.0	38.1	176.7	148.9
Gross profit	49.6	64.1	175.2	159.7
Operating Expenses	17.5	29.5	52.9	54.5
Operating Profit	32.1	34.6	122.3	105.2
Profit/(Loss) before taxes	32.1	34.6	122.3	105.2
Income tax	9.9	3.8	34.4	14.6
Employee profit sharing	-	-	-	-
Deferred taxes	1.4	12.9	4.7	20.9
Minority interest	-	-	-	-
Net Income/Loss	20.8	17.9	83.3	69.8

TOTAL EBITDA *	56.7	49.5	202.5	143.0
EBITDA margin	51%	48%	58%	46%
EBITDA to EC GROUP***	-	-	-	-

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
	As of
	September 30,	As of June
US$ million	2012	30, 2012
Current Assets	226.9	233.6
Long Term Assets	641.5	604.5
Total Assets	868.5	838.1
Current Liabilities	194.0	173.9
Long Term Liabilities	145.5	156.0
Deferred taxes	-	-
Total Liabilities	339.5	329.9
Equity	529.0	508.2
Total Liabilities and Shareholders´	868.5	838.1

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3.	Equión

Income Statement

(COP$ Billion)	32Q 2012	3Q 2011	Jan-Sep 2012	Jan-Sep 2011
Local Sales	47.0	43.3	148.6	96.9
Export Sales	539.1	431.8	1,511.0	1,295.5
Sales of services	-	1.0	-	2.6
Total Sales	586.1	476.1	1,659.6	1,395.0
Variable Costs	268.8	256.2	658.1	704.6
Fixed Costs	47.9	34.8	120.9	88.1
Cost of Sales	316.7	291.0	779.0	792.7
Gross profit	269.4	185.1	880.6	602.2
Operating Expenses	14.3	22.1	46.9	147.3
Operating Profit	255.1	163.0	833.7	455.0
Profit/(Loss) before taxes	268.5	151.4	887.0	334.9
Income tax	66.0	63.9	283.6	174.6
Net Income/Loss	202.5	87.5	603.4	160.3

TOTAL EBITDA *	321.0	198.0	1,020.7	548.3
EBITDA margin	55%	42%	62%	39%
EBITDA to EC GROUP**	163.8	101.0	520.6	279.6

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
	As of September	As of June 30,
(COP$ Billion)	30, 2012	2012
Current Assets	1,491.4	1,217.1
Long Term Assets	2,313.6	2,246.1
Total Assets	3,805.0	3,463.2
Current Liabilities	812.3	658.0
Long Term Liabilities	181.3	202.3
Total Liabilities	993.6	860.3
Equity	2,811.4	2,602.9
Total Liabilities and Shareholders´ Equity	3,805.0	3,463.2

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Refining and Petrochemical

1)	Propilco

Sales volume (tons)	3Q 2012	3Q 2011	Jan-Sep 2012	Jan-Sep 2011
Polypropylene	113,342	95,591	306,003	283,061
Polypropylene marketing for COMAI	2,562	3,549	7,946	8,622
Polyethylene marketing	3,576	-	9,021	-
Total	119,480	99,140	322,969	291,684

Income Statement
(COP$ Billion)	3Q 2012	3Q 2011	Jan-Sep 2012	Jan-Sep 2011
Local Sales	152.5	189.4	473.2	551.5
Export Sales	196.7	190.7	559.3	591.8
Total Sales	349.2	380.2	1,032.5	1,143.3
Variable Costs	277.0	326.5	845.2	959.5
Fixed Costs	28.3	26.5	82.6	78.6
Cost of Sales	305.3	352.9	927.8	1,038.1
Gross profit	43.9	27.2	104.7	105.2
Operating Expenses	28.4	25.3	81.8	74.0
Operating Profit	15.5	1.9	22.9	31.2
Profit/(Loss) before taxes	22.4	8.0	36.5	34.9
Income tax	(1.1)	1.2	(2.0)	4.9
Minority interest	-	-	-	-
Net Income/Loss	23.5	6.8	38.5	30.0

TOTAL EBITDA *	29.30	14.68	61.90	69.53
EBITDA margin	8%	4%	6%	6%
EBITDA to EC GROUP**	29.3	14.7	61.9	69.5

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
	As of
	September 30,	As of June 30,
COP$ Billion	2012	2012
Current Assets	640.0	663.7
Long Term Assets	505.1	508.0
Total Assets	1,145.1	1,171.7
Current Liabilities	362.5	401.5
Long Term Liabilities	115.3	126.6
Total Liabilities	477.8	528.1
Equity	667.3	643.6
Total Liabilities and Shareholders´ Equity	1,145.1	1,171.7

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2.	Reficar

Sales Volume (MBD)	3Q 2012	3Q 2011	Jan-Sep 2012	Jan-Sep 2011
Local	47.2	43.4	45.6	42.2
International	51.7	57.1	52.0	55.4
Total	98.9	100.5	97.6	97.6

Income Statement
(COP$ Billion)	3Q 2012**	3Q 2011**	Ene-Sep 2012	Ene-Sep 2011
Local Sales	920.8	871.3	2,486.2	2,292.3
Export Sales	835.0	1,060.0	2,567.9	2,758.9
Total Sales	1,755.8	1,931.2	5,054.1	5,051.2
Variable Costs	1,672.4	1,820.0	4,981.3	4,729.8
Fixed Costs	70.5	61.2	197.6	169.9
Cost of Sales	1,742.9	1,881.2	5,178.9	4,899.7
Gross profit	12.9	50.0	(124.8)	151.5
Operating Expenses	16.4	28.6	96.7	100.5
Operating Profit	(3.5)	21.4	(221.5)	51.0
Non Operating income	46.3	46.0	339.0	137.6
Non Operating expenses	(53.4)	(38.5)	(178.0)	(143.2)
Profit/(Loss) before taxes	(10.6)	28.9	(60.5)	45.4
Income tax	1.1	1.3	3.0	3.5
Minority interest	-	-	-	-
Net Income/Loss	(11.7)	27.6	(63.5)	42.0

TOTAL EBITDA *	(22.10)	50.82	(161.60)	137.07
EBITDA margin	-0.7%	1.4%	-1.3%	0.8%
EBITDA to EC GROUP***	(22.1)	50.8	(161.6)	137.1

* Total EBITDA of the company under COLGAAP

** The quarter corresponds to June-August

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
	As of August 31,	As of May 30,
COP$ Billion	2012	2012
Current Assets	1,653.3	1,528.9
Long Term Assets	8,153.1	7,308.5
Total Assets	9,806.4	8,837.4
Current Liabilities	1,487.5	1,472.0
Long Term Liabilities	5,823.1	4,856.6
Total Liabilities	7,310.6	6,328.6
Equity	2,495.8	2,508.8
Total Liabilities and Shareholders´ Equity	9,806.4	8,837.4

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Transport

1.	Ocensa

Transported volumes (thousand barrels per day)	3Q 2012	3Q 2011	Jan-Sep 2012	Jan-Sep 2011
Cusiana-Porvenir	158.2	174.9	163.8	144.4
Porvenir-Vasconia	558.5	574.8	583.4	554.9
Vasconia-Coveñas	383.0	379.0	400.3	355.5
Coveñas-Export Port	367.4	405.2	409.9	356.9

Income Statement

(COP$ Billion)	3Q 2012	3Q 2011	Jan-Sep 2012	Jan-Sep 2011
Sales of services	234.6	226.0	744.3	718.6
Total Sales	234.6	226.0	744.3	718.6
Cost of Sales	172.5	176.4	492.2	517.1
Gross profit	62.1	49.6	252.1	201.4
Operating Expenses	18.2	14.2	55.3	45.6
Operating Profit	43.9	35.4	196.8	155.8
Profit/(Loss) before taxes	30.6	62.6	71.2	96.5
Income tax	4.2	1.3	6.9	4.0
Minority interest	-	-	-	-
Net Income/Loss	26.4	61.3	64.3	92.5

TOTAL EBITDA *	143.7	140.8	491.4	472.2
EBITDA margin	61%	62%	66%	66%
EBITDA to EC GROUP**	121.8	84.5	416.7	283.3

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
	As of
	September 30,	As of June 30,
COP$ Billion	2012	2012
Current Assets	855.8	872.7
Long Term Assets	3,588.2	3,657.6
Total Assets	4,444.0	4,530.3
Current Liabilities	321.8	330.3
Long Term Liabilities	712.0	816.0
Total Liabilities	1,033.8	1,146.3
Equity	3,410.2	3,384.0
Total Liabilities and Shareholders´ Equity	4,444.0	4,530.3

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2.	ODL

	3Q 2012	3Q 2011	Jan-Sep 2012	Jan-Sep 2011
Transported volumes (thousand barrels per day)	205.7	213.9	215.9	203.9

Income Statement
			Jan-Sep	Jan-Sep
(COP$ Billion)	3Q 2012	3Q 2011	2012	2011
Sales of services	168.1	121.3	395.7	257.8
Total Sales	168.1	121.3	395.7	257.8
Variable Costs	18.0	16.1	51.9	40.2
Fixed Costs	65.7	50.9	177.4	118.5
Cost of Sales	83.7	67.0	229.3	158.6
Gross profit	84.4	54.3	166.4	99.2
Operating Expenses	5.0	3.7	14.5	10.2
Operating Profit	79.4	50.6	151.9	88.9
Profit/(Loss) before taxes	166.2	53.6	198.3	72.3
Income tax	1.6	1.1	5.1	3.2
Minority interest	-	-	-	-
Net Income/Loss	164.6	52.5	193.2	69.1

TOTAL EBITDA *	109.3	69.1	246.5	147.6
EBITDA margin	65%	57%	62%	57%
EBITDA to EC GROUP**	71.0	44.9	160.2	95.9

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
	As of
	September	As of June 30,
COP$ Billion	30, 2012	2012
Current Assets	310.50	315.10
Long Term Assets	2,064.30	1,958.40
Total Assets	2,374.80	2,273.50
Current Liabilities	113.00	171.90
Long Term Liabilities	1,391.00	1,395.30
Total Liabilities	1,504.00	1,567.20
Equity	870.80	706.30
Total Liabilities and Shareholders´ Equity	2,374.8	2,273.50

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Biofuels

Ecodiesel

Sales volume (thousand barrels equivalent per day)	3Q 2012	3Q 2011	Jan-Sep2012	Jan-Sep2011
Biodiesel	0.044	0.042	0.043	0.038
Glycerin	0.005	0.005	0.005	0.005
Total	0.049	0.047	0.049	0.042

Income Statement

(COP$ Billion)	3Q 2012	3Q 2011	Jan-Sep 2012	Jan-Sep 2011
Domestic sales	119.5	75.8	254.8	219.2
Sales of services	-	-	-	-
Total Sales	119.5	75.8	254.8	219.2
Variable Costs	103.3	71.0	219.8	203.1
Fixed Costs	-	-	-	-
Cost of Sales	103.3	71.0	219.8	203.1
Gross profit	16.3	4.8	35.0	16.1
Operating Expenses	2.7	3.0	17.2	10.0
Operating Profit	13.6	1.8	17.9	6.0
Profit/(Loss) before taxes	7.90	-4.20	12.20	-
Income tax	0.1	-	0.1	-
Minority interest	-	-	-	-
Net Income	7.84	-4.20	12.14	0.00

TOTAL EBITDA *	(0.69)	5.55	15.54	9.80
EBITDA margin	-1%	7%	6%	4%
EBITDA to EC GROUP***	-	-	-	-

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
	As of
	September
COP$ Billion	30, 2012	As of May 30, 2012
Current Assets	59.3	57.4
Long Term Assets	82.1	76.6
Total Assets	141.4	134.0
Current Liabilities	53.6	112.0
Long Term Liabilities	54.3	-
Total Liabilities	107.9	111.96
Equity	33.5	22.0
Total Liabilities and Shareholders´ Equity	141.4	134.0

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